                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                                   ----------

                            ZACHARY BANCSHARES, INC.
                                (Name of Issuer)

                                   ----------

                            ZACHARY BANCSHARES, INC.,
                                  NEW ZBI, INC.
                                     - and -
                                 BANK OF ZACHARY
                      (Name of Person(s) Filing Statement)

                                   ----------

                         COMMON STOCK, $10.00 PAR VALUE
                         (Title of Class of Securities)

                                   ----------

                                    98882010
                      (Cusip Number of Class of Securities)

                                   ----------



Harry S. Morris, Jr.              Copy to:    J. Michael Robinson, Jr.
Zachary Bancshares, Inc.                      Kantrow, Spaht, Weaver & Blitzer
4743 Main Street                              (A Professional Law Corporation)
Zachary, Louisiana 70791                      P. O. Box 2997
Phone:   (225) 654-2701                       Baton Rouge, Louisiana 70821-2997
Fax:     (225) 654-5319                       Phone:  (225) 383-4703
                                              Fax:    (225) 343-0637

            (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.       [X]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]    The filing of a registration statement under the Securities Act of 1933.

c.       [ ]    A tender offer.

d.       [ ]    None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

                                                                    AMOUNT OF
TRANSACTION VALUATION*                                             FILING FEE
$1,332,730 ........................................................  $123


* The filing fee was determined based upon the product of (a) the estimated 19,039 shares of common stock proposed to be acquired from shareholders in the merger and (b) the merger consideration of $70.00 per share of common stock (the "Total Consideration"). Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals one-fiftieth of one percent of the Total Consideration.

[X]      Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $123
Form or Registration No.: Preliminary Schedule 14A
Filing Party: Zachary Bancshares, Inc.
Date Filed: December 17, 2002

                                  INTRODUCTION

         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") initially filed on December 17, 2002, as amended by Amendment No. 1 filed on January 28, 2003 is being filed jointly by Zachary Bancshares, Inc., a Louisiana corporation and registered bank holding company (the "Company"), Bank of Zachary, a Louisiana state bank (the "Bank") and New ZBI, Inc. ("New ZBI"), (a newly-formed, wholly-owned subsidiary of the Company) in connection with the proposed merger (the "Merger") of New ZBI with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of November 21, 2002 (the "Merger Agreement"), between the Company and New ZBI, as it may be amended from time to time.

         Upon effectiveness of the Merger, each share of the Company's common stock, par value $10.00 per share (the "Common Stock"), held of record by a shareholder who owns, as of November 1, 2002, fewer than 150 shares of Common Stock will be converted into the right to receive $70.00 in cash from the Company and (ii) each share of the Common Stock held of record by a shareholder who owns, as of November 1, 2002, 150 or more shares of Common Stock will not be effected by the Merger and will remain outstanding.

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a definitive proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"), pursuant to which the shareholders of Zachary Bancshares, Inc. will be given notice of and asked to approve the Merger and the Merger Agreement at the Company's special shareholders' meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to
Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

                              CROSS REFERENCE SHEET

ITEM 1. SUMMARY TERM SHEET.
(Regulation M-A 1001)

         The information set forth in the sections entitled "Summary Term Sheet" and "Questions and Answers About the Special Meeting and the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
(Regulation M-A 1002)

         (a) The information set forth (i) on page 2 of the Proxy Statement and
(ii) in the section "Proposal 1: Approval of the Merger -- General -- Zachary Bancshares, Inc. and the Bank" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth (i) on page 1 of the Proxy Statement and
(ii) in the sections "Summary Term Sheet -- Voting on the merger"; "Questions and Answers About the Special Meeting and the Merger" and "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated by reference.

         (d) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated by reference.

         (e) Not applicable.

         (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
(Regulation M-A 1003(a) - (c))

         (a) (b) (c) The information set forth (i) on page 2 of the Proxy Statement and (ii) in the sections "Proposal 1: Approval of the Merger -- General -- Zachary Bancshares, Inc. and the Bank"; "Directors of Zachary Bancshares, Inc." and "Executive Officers of Bancshares and the Bank" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.
(Regulation M-A 1004 (a) & (c) - (f))

         (a) (1) Not applicable.

         (a) (2) (i) The information set forth in the sections "Summary Term Sheet -- Overview"; "Summary Term Sheet -- Purpose, structure and effects of the merger"; "Questions and Answers About the Special Meeting and the Merger" and "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) (ii) The information set forth in the section "Summary Term Sheet -- Overview"; "Summary Term Sheet -- The merger consideration"; and "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) (iii) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger" and "Proposal 1: Approval of the Merger -- Special Factors --Purposes of and reasons for the merger proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) (iv) The information set forth in the section "Summary Term Sheet - Voting on the merger"; "Additional Information About the Special Meeting -- Vote required to approve the merger"; "Rights of Dissenting Shareholders" and "Material U.S. Federal Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference.

         (a) (2) (v) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger" and "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger"; "Proposal 1:
Approval of the Merger -- Special Factors -- Interests of certain persons in the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders" in the Proxy Statement is hereby incorporated herein by reference.

         (a) (2) (vi) Not applicable.

         (a) (2) (vii) The information set forth in the sections "Summary Term Sheet -- Federal income tax consequences" and "Material U.S. Federal Income Tax Consequences" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders"; and "Material U.S. Federal Income Tax Consequences of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Summary Term Sheet -- Dissenters' Rights"; "Rights of Dissenting Shareholders" and "Appendix C - Louisiana Revised Statutes Section 12:131" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The filing person has not made any provisions in connection with the merger proposal to grant unaffiliated shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(Regulation M-A 1005 (a) - (c) & (e))

         (a) Not applicable.

         (b) - (c) The information set forth in the sections "Proposal 1:
Approval of the Merger -- Special Factors -- Background of the merger proposal" and "Certain Relationships and Related Transactions" in the Proxy Statement is hereby incorporated herein by reference.

         (e) Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(Regulation M-A 1006 (b) & (c) (1) - (8))

         (b) The information set forth in the section "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders" in the Proxy Statement is hereby incorporated herein by reference.

         (c) (1) - (8) The information set forth in the sections "Proposal 1:
Approval of the Merger -- Special Factors -- Background of the merger proposal"; " Proposal 1: Approval of the Merger -- Special Factors -- Purposes of and reasons for the merger proposal"; "Proposal 1: Approval of the Merger -- Special Factors - Structure of the merger" and "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
(Regulation M-A 1013)

         (a) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Background of the merger proposal" and "Proposal 1:
Approval of the Merger -- Special Factors -- Purposes of and reasons for the merger proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the section "Proposal 1: Approval of the Merger -- Special Factors -- Background of the merger proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Purpose, structure and effects of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Background of the merger proposal"; "Proposal 1:
Approval of the Merger -- Special Factors -- Purposes of and reasons for the merger proposal"; "Proposal 1: Approval of the Merger -- Structure of the merger"; "Proposal 1: Approval of the Merger - Recommendation of our board of Directors"; "Proposal 1: Approval of the Merger Proposal - Special Factors - Purposes and reasons for New ZBI for the merger proposal" and "Proposal 1:
Approval of the Merger Proposal - Special Factors - Purposes and reasons of the Bank for the merger proposal" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Summary Term Sheet - - Purpose, structure and effects of the merger"; "Summary Term Sheet -- Federal income tax consequences"; "Proposal 1: Approval of the Merger -- Special Factors -- Structure of the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Certain consequences of the merger; benefits and detriments to affiliated and non-affiliated shareholders"; "Material U.S. Federal Income Tax Consequences of the Merger" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.
(Regulation M-A 1014)

         (a), (b) The information set forth in the sections "Summary Term Sheet -- Recommendation of our board of directors"; "Proposal 1: Approval of the Merger - Special Factors - Background of the merger proposal"; "Proposal 1:
Approval of the Merger -- Special Factors -- Financial fairness"; "Proposal 1:
Approval of the Merger -- Special Factors-- Recommendation of our board of directors"; "Proposal 1: Approval of the Merger - Special Factors - Position of New ZBI as to the fairness of the merger"; "Proposal 1: Approval of the Merger - Special Factors - Position of the Bank as to the fairness of the merger" and "Appendix B -- Opinion of National Capital, L.L.C." in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- Voting on the merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Background of the merger proposal" and "Proposal 1: Approval of the Merger -- Special Factors -- Financial fairness" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in the sections "Proposal 1 - Approval of the Merger-- Special Factors -- Background of the merger proposal"; "Proposal 1:
Approval of the Merger -- Special Factors -- Financial fairness" and "Proposal 1: Approval of the Merger -- Special Factors -- Recommendation of our board of directors" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in the sections "Summary Term Sheet -- Recommendation of the board of directors" and "Proposal 1: Approval of the merger -- Special Factors -- Recommendation of our board of directors" in the Proxy Statement is hereby incorporated herein by reference.

         (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(Regulation M-A 1015)

         (a), (b), (c) The information set forth in the sections "Summary Term Sheet -- National Capital's fairness opinion"; "Questions and Answers About the Special Meeting and the Merger"; "Proposal 1: Approval of the Merger -- Special Factors -- Financial fairness" and "Appendix B - Opinion of National Capital, L.L.C." in the Proxy Statement is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(Regulation M-A 1007)

         (a), (b) & (d) The information set forth in the sections "Summary Term Sheet -- The merger consideration"; "Questions and Answers about the Special Meeting and the Merger" and "Proposal 1: Approval of the Merger -- Special Factors -- Financing of the merger" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections "Summary Term Sheet -- The merger consideration" and "Proposal 1: Approval of the Merger -- Special Factors -- Expenses of the merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(Regulation M-A 1008)

         (a) The information set forth in the section "Securities Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the section "Common Stock Information; Dividend Information" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(Regulation M-A 1012 (d) & (e))

         (d) The information set forth in the sections "Summary Term Sheet -- Voting on the merger" and "Proposal 1: Approval of the merger -- Special Factors -- Interests of certain persons in the merger" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in the sections "Summary Term Sheet -- Recommendation of the board of directors" ; "Proposal 1: Approval of the Merger -- Special Factors -- Recommendation of our board of directors" "Proposal 1:
Approval of the Merger -- Special Factors -- Position of New ZBI as to the fairness of the merger" and "Proposal 1: Approval of the Merger -- Special Factors -- Position of the Bank as to the fairness of the merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.
(Regulation M-A 1010(a) - (b))

         (a)(1) and (2) The information set forth in the sections "Where You Can Find More Information"; "Appendix D -- Annual Report on Form 10-KSB for the Year Ended December 31, 2001"; and "Appendix E -- Quarterly Report on Form 10-QSB for the Quarter Ended September 30, 2002" in the Proxy Statement is hereby incorporated herein by reference.

         (a)(3) and (4) The information set forth in the section "Ratio of Earnings to Fixed Charges and Book Value Per Share" in the Proxy Statement is hereby incorporated herein by reference.

         (b) Not Applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(Regulation M-A 1009)

         (a) (b) The information set forth in the section "Additional Information About the Special Meeting -- Solicitation of proxies" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.
(Regulation M-A 1011(b))

         (b) The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

ITEM 16. EXHIBITS.
(Regulation M-A 1016(a) - (d), (f) & (g))

         (a)(i) Definitive Proxy Statement, including all appendices thereto, filed with the Securities and Exchange Commission under cover of Schedule 14A contemporaneously with this Schedule 13E-3 on February 5, 2003 (incorporated herein by reference to the Definitive Proxy Statement).

         (a)(ii) Form of Proxy, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

         (b) Not applicable.

         (c) (i) Opinion of National Capital, L.L.C. (incorporated herein by reference to Appendix B of the Definitive Proxy Statement).

         (c) (ii) Valuation report for the Company's Common Stock prepared by National Capital, L.L.C. (Filed herewith).

         (c) (iii) Zachary Bancshares, Inc. Valuation Methods Summary prepared by National Capital, L.L.C. and delivered to the Company's Board of Directors (Filed herewith).

         (d) Agreement and Plan of Merger, dated as of November 21, 2002 between Zachary Bancshares, Inc. and New ZBI, Inc. (incorporated herein by reference to Appendix A of the Definitive Proxy Statement).

         (f) Louisiana Revised Statutes Section 12:131 (incorporated herein by reference to Appendix C to the Definitive Proxy Statement).

         (g) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003             ZACHARY BANCSHARES, INC.

                                    By:      /s/ Harry S. Morris, Jr.
                                       ----------------------------------------
                                    Name:    Harry S. Morris, Jr.
                                    Title:   President


                                    NEW ZBI, INC.

                                    By:      /s/ Harry S. Morris, Jr.
                                       ----------------------------------------
                                    Name:    Harry S. Morris, Jr.
                                    Title:   President


                                    BANK OF ZACHARY

                                    By:      /s/ Harry S. Morris, Jr.
                                       ----------------------------------------
                                    Name:    Harry S. Morris, Jr.
                                    Title:   President

                                  EXHIBIT INDEX

Exhibit
Number            Description
-------           -----------

(a)(i) Definitive Proxy Statement, including all appendices thereto, filed with the Securities and Exchange Commission under cover of Schedule 14A contemporaneously with this Schedule 13E-3 on February 5, 2003 (incorporated herein by reference to the Definitive Proxy Statement).

(a)(ii)           Form of Proxy, filed with the Securities and Exchange
                  Commission along with the Proxy Statement (incorporated herein by reference to the Definitive Proxy Statement).

(b)               Not applicable.

(c)(i) Opinion of National Capital, L.L.C. (incorporated herein by reference to Appendix B of the Definitive Proxy Statement).

(c)(ii) Valuation report for the Company's Common Stock prepared by National Capital, L.L.C. (Filed herewith).

(c)(iii)          Zachary Bancshares, Inc. Valuation Methods Summary prepared by
                  National Capital L.L.C., and delivered to the Company's Board of Directors (Filed herewith).

(d) Agreement and Plan of Merger, dated as of November 21, 2002 between Zachary Bancshares, Inc. and New ZBI, Inc.
                  (incorporated herein by reference to Appendix A of the Definitive Statement).

(f) Louisiana Revised Statutes Section 12:131 (incorporated herein by reference to Appendix C to the Definitive Proxy Statement).

(g)               Not applicable.



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